FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Press release dated November 17, 2004, entitled, “Repsol YPF y Gas Natural SDG Awarded Integrated Liquefied Natural Gas Project in Algeria.”

Press Release

Corporate Direction	Paseo de la	Tel. 34 91 348 81 00
External Relations	Castellana, 278-280	91 348 80 00
	28046 Madrid	Fax 91 314 28 21
	Spain	91 348 94 94
www.repsolypf.com

Madrid 17 November 2004

Nº of pages.: 2

REPSOL YPF Y GAS NATURAL SDG AWARDED INTEGRATED
LIQUEFIED NATURAL GAS PROJECT IN ALGERIA

•                  Repsol YPF and Gas Natural win first integrated LNG project in Algeria to be awarded to onsortium with foreign companies.

•                  The two companies will invest EUR1,628 million for the joint production, exploration, liquefaction and marketing of an oil and gas reserve owned by the Algerian state company Sonatrach, in the Gassi Touil Rhourde Nouse-Hamra region, in the eastern part of the country.

•                  The new project contributes significant internal and external synergies, thanks to the presence of both companies in Algeria and their relevant positioning in gas markets in Spain and the United States.

Repsol YPF and Gas Natural SDG were awarded today an integrated project for the joint exploration, production, and marketing of liquefied natural gas (LNG) in the Gassi Touil zone, in east Algeria, in a tender process promoted by the Algerian public company Sonatrach.

The consortium, in which Repsol YPF holds a 60% stake and Gas Natural SDG 40%, will make a joint investment of EUR1,628 million ($2.1 billion) in the awarded 30-year project.

The two companies, which began to work on this project in 2003, will produce the gas reserves already discovered in Gassi Touil, Rhourde Nouss, and Hamra, and will undertake exploration work in the awarded zone to discover additional oil and gas reserves for their subsequent development and production.

The project also contemplates the construction of a liquefied natural gas plant in Arzew, for jointly marketing the gas from the awarded production area. The liquefaction plant will have a 5.2 bcm/year of LNG capacity, equivalent to 20% of Spain´s domestic consumption, and could be enlarged in the future with a second train to optimise the project. This liquefaction plant could start commercial operations in 2009.

SYNERGIES WITH OTHER ASSETS

The Gassi Touil-Rhourde Nouss zone is adjacent to the Berkine basin, where the Repsol YPF (operator) and Gas Natural SDG consortium won a tender last July for oil and gas exploration in an area covering 4,831 Km2 (Gassi Chergui Ouest).

Winning this integrated gas exploration and production project provides the Gas Natural Group its first direct access to natural gas reserves to cover the market’s growing gas demand.

Thanks to this award, Repsol YPF strengthens its leadership in Algeria, which, along with the other concessions in Libya, enhances the company’s privileged position in the Maghreb.

Repsol YPF and Gas Natural SDG are among the leading liquefied natural gas suppliers in the world, with a significant presence in Spain and the United States, and the number one position in the Atlantic Basin. Algeria plays an important role in the providing gas to Spain, with that country supplying over 50% of the Spanish market´s needs.

This transaction also contributes significant internal synergies with both companies’ other exploration assets in Algeria, such as the previously mentioned Gassi Chergui Ouest block, adjacent to Gassi Touil, and Repsol YPF’s assets in Reganne (where gas was already discovered) and M’Sari.

The Gassi Touil project is part of the Gas Natural and Repsol YPF strategy to jointly study and develop, on a project-by-project basis, those integrated gas projects where both companies’ combined efforts contribute added value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	November 18, 2004	By:	/s/ Luis Mañas
			Name:	Luis Mañas
			Title:	Chief Financial Officer